Exhibit 99.1

FOR IMMEDIATE RELEASE

iClick Interactive Asia Group Limited Schedules

2023 Annual General Meeting for December 29, 2023

HONG KONG — November 29, 2023 — iClick Interactive Asia Group Limited (“iClick” or the “Company”) (NASDAQ: ICLK), a leading enterprise and marketing cloud platform in China that empowers worldwide brands with full-stack consumer lifecycle solutions, today announced that it will hold its 2023 annual general meeting on December 29, 2023 at 9:00 a.m. (Hong Kong time) or on December 28, 2023 at 8:00 p.m. (New York time) in Hong Kong, People’s Republic of China.

Date:	December 29, 2023 (Hong Kong Time) or December 28, 2023 (New York Time)

Time:	09:00 a.m. (Hong Kong time) or 08:00 p.m. (New York Time)

Location:	15/F Prosperity Millennia Plaza
663 King’s Road, Quarry Bay, Hong Kong, China

Only shareholders of record at the close of business on November 29, 2023 (New York Time) are entitled to receive notice of and to attend the Company’s annual general meeting or any adjournment or postponement thereof.

The notice of the Company’s annual general meeting and the Company’s 2022 Annual Report containing the complete audited financial statements and the report of auditors for the year ended December 31, 2022 are available on the Investor Relations Section of the Company’s website at http://ir.i-click.com.

About iClick Interactive Asia Group Limited

Founded in 2009, iClick Interactive Asia Group Limited (NASDAQ: ICLK) is a leading enterprise and marketing cloud platform in China. iClick’s mission is to empower worldwide brands to unlock the enormous market potential of smart retail. With its leading proprietary technologies, iClick’s full suite of data-driven solutions helps brands drive significant business growth and profitability throughout the full consumer lifecycle. Headquartered in Hong Kong, iClick currently operates in eleven locations across Asia and Europe. For more information, please visit ir.i-click.com.

For investor and media inquiries, please contact:

In China:	In the United States:
iClick Interactive Asia Group Limited	Core IR
Catherine Chau	Tom Caden
Phone: +852 3700 0100	Phone: +1-516-222-2560
E-mail: ir@i-click.com	E-mail: tomc@coreir.com